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                    [JOHN ADAMS LIFE CORPORATION LETTERHEAD]



June 7, 1996



Board of Directors
Unified Life Insurance Company
P.O. Box 25328
Overland Park, Kansas 88225

Attn: William M. Buchanan, Chairman of the Board

Dear Sirs:

John Adams Life Corporation (JAL) hereby accepts the offer of Unified Life Insurance Company (Unified) to acquire all of the currently outstanding stock of John Adams Life Insurance Company of America (JALIC) owned by JAL under the general terms outlined in Unified's letter of June 5, 1996.

This acceptance is subject to:

(1) JAL's due diligence regarding Unified, Fidelity Security Life Insurance Company (Fidelity) and any other reinsurer that Unified may substitute;
(2) Execution by JAL and Unified, of a definitive purchase agreement, with terms acceptable to both parties, within 30 days from the date hereof;
(3) Execution by JAL and Fidelity (or an acceptable substitute reinsurer) of a coinsurance agreement, with terms acceptable to both parties to such coinsurance agreement, within 30 days from the date hereof;
(4)  Receipt of necessary regulatory approvals to the proposed transaction; and
(5) Receipt by JAL of all necessary shareholder and board of directors approval.

This letter shall not constitute a formal and binding agreement. This letter reflects the present understanding between JAL and Unified regarding the terms and conditions of the proposed transaction, and the parties hereto expect that the definitive agreement that is negotiated between them with respect to this transaction will be generally consistent with the provisions of this letter. This letter shall not, however, create any legal rights or obligations between JAL, Unified and/or Fidelity. It is intended that all legal rights and obligations
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between the parties will come into existence only when a definitive purchase agreement is signed and delivered by JAL and Unified. The legal rights and obligations of each shall then be only those that are set forth in the definitive agreement between us.

        All terms of this transaction shall remain confidential and shall not be disclosed by Unified or Fidelity without the prior written approval of JAL. Notwithstanding the above, the parties acknowledge that JAL may make such disclosure of this transaction as it, in its sole discretion, deems necessary or prudent.

        If the above is in accordance with your understanding, please sign the attached copy of this letter of intent and return it to me.

                                        Sincerely,


                                        /s/  BENJAMIN A. DeMOTTO
                                        --------------------------------------
                                        Benjamin A. DeMotto
                                        Chairman of the Board


Agreed to:
Unified Life Insurance Company


By:  /s/  WILLIAM M. BUCHANAN
     -----------------------------
     William M. Buchanan
     Chairman of the Board

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                  [UNIFIED LIFE INSURANCE COMPANY LETTERHEAD]




June 5, 1996

Board of Directors
John Adams Life Insurance Co.
11845 West Olympic Blvd.
Suite 905
Los Angeles, CA 90064

Attn: Mr. Ben Demotto, Chairman of the Board

Dear Sirs:

Unified Life would make the following offer to acquire all of the currently outstanding stock of John Adams Life under the general terms outlined below:

1.  The purchase price would be $4.3 million.

2.  The effective date would be July 1, 1996.

3. The $700,000 surplus debenture would be canceled and the holding company would give up any claim to the surplus so contributed.

4. The amounts due the company with respect to agents balances would be forgiven and commission would be paid without the requirement of repayment of balances.

5. The holding company would redeem or purchase any securities of the holding company owned by the life company.

6. Any amounts due the life company from the holding company would be repaid or offset against the purchase price.

If any employment contracts or long term commitments exist, they would be recognized, but with appropriate adjustment and reserving for such items in the purchase price. This would include any stock options which may be outstanding with respect to life company shares, if such exist.




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The transaction would be preceded by a coinsurance agreement ceding approximately 2/3 of the total business to the Fidelity Security Life Insurance Company under terms consistent with the value of the in force and subject to their due diligence.

In the event the Fidelity Security coinsurance is not effected, Unified reserves the right to substitute another reinsurer under the same terms, or to withdraw the offer is a suitable reinsurer is not obtained.

It would be the intention that upon completion of the purchase, the two companies would be merged, with Unified Life to be the survivor.

The holding company would make all efforts to maintain the insurance in force and continue to write new business with the surviving company.

This offer amends the May 3, 1996 offer and is subject to due diligence and no material changes in the conditions or financial status of either Unified Life or John Adams Life. It is further subject to the drafting of the documents satisfactory to both parties and the securing the necessary approvals of regulators.

Sincerely,

WILLIAM M. BUCHANAN

William M. Buchanan
Chairman of the Board

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